May 7, 2026

David P. Luci
President and Chief Executive Officer
Acurx Pharmaceuticals, Inc.
259 Liberty Avenue
Staten Island, New York 10305

       Re: Acurx Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           File No. 333-295527
           Filed May 4, 2026
Dear David P. Luci:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Ivan K. Blumenthal, Esq.